Exhibit 12.1

Federal-Mogul Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Year Ended December 31,
	2012		2011		2010	2009		2008
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	(153)		(100)		150	(77)		(467)

Add:
Fixed Charges	166		166		168	174		262
Distributed income of equity investees	31		16		43	7		33
Subtract:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	7		7		6	12		3

Earnings as defined	37		75		355	92		(175)

Fixed Charges
Interest expensed and capitalized	133		133		135	140		228
Amortized premiums, discounts and capitalized expenses related to indebtedness	22		22		22	22		22
Estimate of the interest within rental expense (1)	11		11		11	12		12

	166		166		168	174		262

Ratio of earnings to fixed charges		(2)		(2)	2.1		(2)	(2)

(1)	Estimated as one-fifth of operating lease expense
(2)	For the years ended December 31, 2012, 2011, 2009 and 2008, the ratio was less than 1:1. Additional earnings of $129 million, $91 million, $82 million and $437 million, respectively, would have been needed to achieve coverage of 1:1 for the respective years.